NEWS RELEASE
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January 10, 2007	NR:07-02

Northern Peru Receives Positive Prefeasibility Study on Galeno Copper Deposit and Proceeds to Bankable Feasibility Study

Vancouver, British Columbia – Northern Peru Copper Corp. is pleased to announce its receipt of a positive Prefeasibility Study (“PFS”) on its 100% owned Galeno copper/gold/molybdenum/silver Project (the “Project”) located in the Yanacocha District of Northern Peru. The robust results of the PFS, which were broadly comparable to the Preliminary Economic Assessment (“PEA”) completed by Northern Peru in July 2006, demonstrate that an open pit mining operation at Galeno is economically viable.  Northern Peru will now undertake a comprehensive bankable feasibility study for completion by the first quarter 2008.   All dollar figures below are in US dollars.

Marshall Koval, President & CEO, said: “The PFS shows that Galeno is an economically robust project and one of the best undeveloped copper projects in the world.  We will aggressively advance the project with the completion of a bankable full feasibility study during the next year, with a view to making a construction decision in early 2008.”

Northern Peru Copper will host a conference call on Wednesday January 10th, 2007 at 9:00 am (Pacific) or 12:00 pm (Eastern) to discuss these results. Call-in information is provided at the bottom of this news release.

Highlights

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Robust project economics driven by high grade starter pit, exceptionally low strip ratio, simple processing technology, good existing infrastructure and large mineral reserve.

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Base Case Net Present Value (“NPV”), after tax, of $560 million and an Internal Rate of Return (“IRR”) of 18.2% (using $1.35/lb copper, 8% real discount rate, $93/tonne treatment charge and $0.08/lb refining charge).  Using $2.00/lb copper the after-tax NPV increases to $1.64 billion and the IRR increases to 34.3%.

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Probable Reserves of 661 million tonnes grading 0.50% copper, 0.12g/t gold, 0.013% molybdenum and 2.51g/t silver, excluding 55 million tonnes of in-pit Inferred Resources classified as waste per NI 43-101 requirements.

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Capital payback in 3.6 years (1.1 years using $2.00/lb copper).

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Average copper-in-concentrate production of over 144,000 tonnes per year for 20.4 years with the first five years averaging over 200,000 tonnes of copper-in-concentrate production per year.

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23% increase in by-product gold production and 16% increase in by-product molybdenum production compared to forecast levels in the PEA, due to improved metallurgical recoveries during PFS testwork. Annual by-product production averages 82,300 ounces of gold (over 103,000 ounces per year average for the first eight years), 2 million ounces of silver and 2,300 tonnes of molybdenum-in-concentrate.

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•

C-1 life of mine (“LOM”) cash costs (net of by-product credits) are estimated to average $0.51 per pound of copper mined.

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The Project will generate approximately 657 permanent jobs and 3,600 jobs during the 2.5 year construction period and $1.4 billion in taxes, government royalties and employee profit sharing payments.

The salient details of the PFS are summarized, and a comparison to the PEA is provided, in the table below.

	Prefeasibility Study	Preliminary Economic Assessment
NPV (after tax, 8% discount rate)	$560 million	$548 million (1)
IRR (after tax)	18.2%	21.7%
Initial Capital Expenditure	$976 million (2)	$853 million
LOM C-1 Cash Costs (net by-product credits)	$0.513/lb Cu mined	$0.486/lb Cu mined
Mill Capacity	90,000 tpd	90,000 tpd
Annual Throughput	32.4 million tonnes	32.4 million tonnes
Mine Life	20.4 years	20.7 years
Strip Ratio	0.28:1(3)	0.13:1
LOM average annual copper-in-concentrate production	144,000 tonnes	144,000 tonnes
First 5 Years average annual copper-in-concentrate production	202,000 tonnes	208,000 tonnes
First 8 years average annual gold production	103,000 ounces	39,000 ounces

(1)

based upon US$1.20 copper, $425 gold, $6.50 silver and $10 molybdenum prices, $100 treatment charge and $0.07 refining charge.

(2)

includes $122 million in contingency costs versus $0 million in the PEA.

(3)

includes 50 million tonnes of in-pit Inferred Resources categorized as waste.  Excluding Inferred Resources decreases the strip ratio to 0.18:1.

The PFS was completed by Samuel Engineering, Inc. Raymond R. Hyyppa, a Samuel Engineering Associate is the Qualified Person for the PFS.  The PFS was managed by MTB Project Management Professionals (project management, infrastructure, capital and operating costs) and comprised several studies prepared by Norwest Corporation (resource estimate),  WLR Consulting (reserve, mining, production schedule), Process Research Associates (metallurgy and environmental testing), Samuel Engineering (process engineering, infrastructure and capital and operating costs), Vector Engineering (tailings, waste rock, environmental management, capital and operating costs), Montgomery, Watson, Harza (baseline environmental studies), SRK Consulting (cash flow modeling and valuation) and Social Capital Group (socioeconomic studies).  The PFS will be available on the Company’s website (www.northernperu.com) and SEDAR (www.sedar.com) within 45 days.

Project Economics

SRK Consulting developed a cash flow valuation model on the Project based upon the geological and engineering work completed to date.  The base case was developed using long term forecast metal prices of $1.35/lb for copper, $475/oz for gold, $8.50/oz for silver and $10/lb for molybdenum oxide.  These price forecasts are considerably lower than current prices which, as of January 9, were $2.58/lb for copper, $614/oz for gold, $12.48/oz for silver and $25.25/lb for molybdenum oxide.

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The following table shows the NPV of the base case at various discount rates:

Discount Rate (Real)	NPV
0%	$2,056 million
5%	$928 million
8%	$560 million
10%	$387 million
12%	$254 million

The following chart shows the sensitivity of the base case’s NPV and IRR to changes in the copper price: (8% real discount rate):

Reserves and Resources

WLR Consulting used the updated NI 43-101 resource estimate developed by Norwest and filed on SEDAR on September 26, 2006 for Galeno and the corresponding block model to develop a mine plan and production schedule for the Project.  That resource estimate determined Indicated Resources of 765 million tonnes grading 0.49% copper, 0.11g/t gold, 2.6g/t silver and 0.014% molybdenum at a 0.4% copper equivalent cutoff grade and additional Inferred Resources of 98 million tonnes grading 0.35% copper, 0.11g/t gold and 0.010% molybdenum at a 0.4% copper equivalent cutoff grade was also delineated (Cu Equivalent prices: Cu $1.00/lb, Au $400/oz, Mo $6.00/lb).

Using floating cone evaluations of potential economic pit limits on the Indicated Resource and treating Inferred Resources within the pit shells as waste, WLR Consulting determined Probable Reserves of 661 million tonnes grading 0.50% copper, 0.12g/t gold, 0.013% molybdenum and 2.51g/t silver. The ultimate pit and probable reserve were defined by prices of $0.90/lb Cu, $360/oz Au, $5.85/ounce Ag and $5.40/lb Mo. This analysis resulted in a LOM stripping ratio of 0.28:1 or 182 million tonnes of waste rock.  However, per NI 43-101 requirements, all in-pit

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Inferred Resources, totalling 55 million tonnes, cannot be included in the Reserve calculation and are treated as waste.  Assuming that these Inferred Resources are upgraded to Reserves during the feasibility infill drill program, the strip ratio would drop to approximately 0.18:1, one of the lowest strip ratios of any large-scale copper mine globally.

Mining & Milling

Production is scheduled to deliver 90,000 tonnes per day (32.4 million tonnes per year) of sulphide ore to the primary crushers for 20.4 years.  The concentrator plant is forecast to produce, on average, 144,000 tonnes per year of copper in concentrate, 82,300 ounces per year of gold, 2 million ounces per year of silver and 2,300 tonnes per year of molybdenum in concentrate.  Average LOM metallurgical recoveries have been estimated to be 89.6% for copper, 67.0% for gold, 77.3% for silver and 52.9% for molybdenum.  The copper concentrate will grade on average 33.0% copper, 5.9g/t gold and 143.7g/t silver and the molybdenum concentrate will grade 50.0% molybdenum.

The Project will also benefit from a higher grade starter pit that will deliver, on average, more than 200,000 tonnes of copper in concentrate in the first 5 years of the mine’s operation. The Project will also produce, on average, over 103,000 ounces of gold per year for the first 8 years of the mine’s life.  Annual production of copper and gold is shown in the graph below:

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MTB Project Management, WLR Consulting, Samuel Engineering and Vector Engineering developed capital cost estimates for the proposed mining and processing operation at Galeno.  The following table summarizes the capital cost estimates in the PFS for the Project:

Direct Capital Costs	$722.0 million
Indirect Capital Costs	$132.0 million
Total Capital Costs	$854.0 million
Contingency (13.9%)	$121.6 million
Total w/ contingency (Base Case)	$975.6 million
Upfront Working Capital	$14.7 million
Spares, Consumables, etc.	$17.5 million
LOM Sustaining Capital Costs	$258.6 million

The capital cost estimates have been compiled with an accuracy level of - 2% to + 13.9%.

Operating Costs

The results of the PFS show that a mine at Galeno will be a low cost operation with C-10 cash costs (net of by-products) over the life of the mine averaging $0.51 per pound of copper mined.  The Project benefits significantly from the low strip ratio, easy terrain, and close proximity to major infrastructure.  C-1 cash costs include at-mine cash operating costs, concentrate transportation and freight costs and all treatment and refining charges.

Infrastructure

Galeno is in an established mining district due to the presence of the world-class Yanacocha open pit gold mine 16 kilometres to the west and the near-production Cerro Corona mine approximately 34 kilometres to the north.  Substantial regional infrastructure is in place with road access, water, power and skilled labour available in the vicinity of the project.  The company is working with other operators in the area to maximize the use of existing infrastructure. In support of these efforts, the company has completed port facility, power distribution, water resources and road improvement studies.

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Environmental & Social

The Project is utilizing World Bank Guidelines for environmental and social management practices, design and development.  Several preliminary baseline studies in support of a comprehensive Environmental and Social Impact Assessment (ESIA) have been completed. The ESIA will be developed in accordance with Peruvian mining regulations, the Equator Principals, and the underlying requirements of the International Finance Corporation (IFC) environmental and social performance standards.  To date, surface and groundwater, archaeological, socio-economic, biological, meteorological and re-vegetation studies have been completed.

The company has also developed community relation policies and completed a social context analysis, stakeholder mapping and regional water use analysis.  Land acquisition programs have been developed to meet World Bank guidelines and the Equator principles and a local employment program has been implemented.

The project is being designed to minimize the potential for offsite discharges or environmental impacts and to maximize opportunities to enhance local infrastructure, such as power, road access and water availability during the dry season.  The PFS test work has shown mill tailings as non-acid generating.  Waste rock will be minimal due to the deposit’s low stripping ratio, and waste dump design will include encapsulation cells for any potentially acid generating waste rock.

Next Steps

A bankable feasibility study will now be initiated and is currently forecast to be completed by the first quarter of 2008.  The bankable feasibility study will include further infill drilling that will upgrade in-pit Inferred Resources to Reserves while also upgrading Probable Reserves to Proven Reserves.  In addition, extensive additional metallurgical test work will be completed as well as further detailed engineering, social and environmental studies.

Exploration is also continuing on the property in three areas: (1) for additional gold resources associated with the Hilorico gold zone 1 km to the east of Galeno; (2) for zinc and other base metal mineralization below the Hilorico gold zone; and (3) for skarn deposits lateral to and at depth from the Galeno deposit.

Conference Call

Call in details for the conference call to be held on January 10 at 9.00am (Pacific Time) are:

North American toll-free: 1-866-321-8231

International: 1-416-642-5213

A replay of this conference call will be available from Wednesday, January 10 until January 17 and will be posted on Northern Peru’s website at www.northernperu.com.  The replay numbers are:

North American toll-free: 1-866-244-4494

International: 1-416-915-1028

Pin: 12486

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NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper and molybdenum, the timing of exploration activities, the mine life of the Galeno Project, the economic viability and estimated internal rate of return of the Galeno Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Northern Peru Copper's commitment to, and plans for developing, the Galeno Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "can", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Northern Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Galeno Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper and molybdenum, as well as those factors discussed in the sections relating to risk factors of our business filed in Northern Peru Copper's required securities filings on SEDAR. Although Northern Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.

There can be no assurance that any forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Northern Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041